MMC Norilsk Nickel

RECEIVED

2007 MAY -1 A 8:47

OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-04270

PROCESSED

MAY 0 3 2007

THOMSON FINANCIAL

NORILSK NICKEL

MINING AND METALLURGICAL COMPANY

JOINT STOCK COMPANY

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

April 25, 2007

07023010

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

mmc

Re: OJSC ~~Mining and Metallurgical Compa~~ny Norilsk Nickel (SEC File No. 82-5167) Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Press release dated April 24, 2007: MMC Norilsk Nickel announces production figures for 1st quarter 2007

2. Press release dated April 20, 2007: MMC Norilsk Nickel announces the results of the audit of mineral deposit in the Chita Region

3. Information on the events that may significantly affect the price of the Company's securities dated April 16, 2007

4. Statement of material fact dated April 16, 2007: Information on the Issuer's transactions that are worth ten or more per cent of the Issuer's assets

The above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,

Dmitry Usanov
Head of Investor Relations
MMC Norilsk Nickel

dlw 5/1

NORILSK NICKEL

RECEIVED
2007 MAY -1 A 8: 27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

24.04.2007

MMC Norilsk Nickel announces production figures for 1st quarter 2007

Mining and Metallurgical Company ("MMC") Norilsk Nickel ("the Company", "Norilsk Nickel Group") announces preliminary consolidated production figures for the first quarter of 2007.

Tav Morgan, Deputy General Director of MMC "Norilsk Nickel" announced that the Company fulfilled its first quarter production plan. The Norilsk Nickel Group produced 61 thousand metric tons of nickel, 101 thousand metric tons of copper, 716 thousand ounces (22.3 metric tons) of palladium and 169 thousand ounces (5.3 metric tons) of platinum from January through March 2007.

Following the acquisition of OM Group's nickel business on March 1, 2007, the Norilsk Nickel Group is increasing its expected attributable production of nickel in 2007 from 240-245 thousand metric tons to 270-275 thousand metric tons. Expected production of copper, palladium and platinum remains unchanged, calling for an estimated 404-409 thousand metric tons of copper, 3.00-3.05 million ounces (93-95 metric tons) of palladium and 700-710 thousand ounces (around 22 metric tons) of platinum.

The stated production volumes do not include production figures of Stillwater Mining Company.

In 2007 the Company will continue to release quarterly nickel, copper, palladium and platinum production figures within 30 days after the end of the quarter.

NORILSK NICKEL

20.04.2007

MMC Norilsk Nickel announces the results of the audit of mineral deposit in the Chita Region

As part of its strategy for the exploration and development of new mineral deposits in the territory of the Russian Federation MMC Norilsk Nickel provides the information on the ore reserves and mineral resources at the Bystrinskoye deposit. The audit of the ore reserves and mineral resources was conducted by Micon International Co. Limited, independent consultant, in accordance with the principles of JORC Code, and the reported data are stated as of October 1, 2006. The Bystrinskoye deposit is located in the Chita Region, south-east of Russia. Local ore is of multi-component nature and contains such metals as copper, gold, silver and iron.

Mineral resources	Ore volume (Mt)	Metal content				Metal volume			
		Cu %	Au (g/t)	Ag (g/t)	Fe %	Cu (kt)	Au (koz)	Ag (koz)	Fe (kt)
Measured and indicated	293,71	0,74	0,85	4,97	23,70	2 187,3	8 028,1	46 954,3	69 624,2
Inferred	55,13	0,37	0,50	6,12	12,33	203,3	892,1	10 847,7	6 796,6

A detailed exploration program for the flanks and deeper levels of the Bystrinskoye deposit has been developed, and its implementation may result in an upward re-evaluation of currently known resources. It is planned to spend USD11 million on the exploration works on the deposit in 2007-2009.

Slightly sloping ore bodies are suitable for cost-effective open pit mining. Current works are focused on the preparation of documentation required for further project development, which will include the construction of integrated mining/concentration plant. The ore processing capacity of the new plant will be 10 Mtpa, and mining operations are expected to commence in 2011-2012.

The Bystrinskoye deposit is among other deposits being developed by MMC Norilsk Nickel under the joint project with the Investment Fund of the Russian Federation «Creation of transportation infrastructure to develop raw material base of the south-east of the Chita Region». Pursuant to the Regulation of the Government of the Russian Federation No. 1708 of November 30, 2006, in 2007-2011, on the terms of state-private partnership the Investment Fund of the Russian Federation will finance 69% of the construction cost of the railway connecting the deposits in the south Chita region with the Trans-Siberian Railway. MMC Norilsk Nickel will invest the remaining 31%. The total amount of financing is estimated as USD1,981 million.

The new transportation route will substantially enhance the development of both the region and the deposits to be developed by MMC Norilsk Nickel. The deposits are rich in copper, gold, silver and

iron. The cost of the complete exploration program to be carried out for those deposits in 2007-2010 will total USD90 million.

Press service of MMC Norilsk Nickel

Tel: +7 (495) 797 8294

Fax: +7 (495) 786 8394

E-mail: uosmail@nornik.ru

www.nornik.ru/en/

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	***Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel***
1.2. Abbreviated name of the Issuer	***OJSC MMC Norilsk Nickel***
1.3. The Issuer's location	***Dudinka, Taimyr (Dolgano-Nenets) Autonomous District, Russian Federation***
1.4. Primary State Registration Number of the Issuer	***1028400000298***
1.5. The Issuer's Taxpayer Identification Number:	***8401005730***
1.6. The Issuer's Unique Code given by the registering body:	***40155-F***
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/investor/information_disclosure/

2. Subject matter of the information

Date of the Board of Directors' meeting: ***April 12, 2007;***
Date and No. of the Protocol of the Board of Directors' meeting when a relevant resolution was adopted: ***April 12, 2007; No. ГМК/10-пр-сд;***

Re.: Major transaction between MMC Norilsk Nickel and Sberbank of Russia OJSC (Suretyship Agreement).

Resolved:
To approve the major transaction between MMC Norilsk Nickel and Sberbank of Russia OJSC, whereby MMC Norilsk Nickel makes commitments to Sberbank of Russia OJSC for the execution by OJSC Norilsk Combine of all its obligations under Bank Guarantee Agreement to be signed by OJSC Norilsk Combine and Sberbank of Russia OJSC. Information on the transaction value, subject and other key terms is provided in the Draft Suretyship Agreement (Annex to the Protocol).

Representative of MMC Norilsk Nickel *Usanov D.A.*
(Power of Attorney № ГМК-115/70-нт of December 27, 2006)

April 16, 2007

STATEMENT OF MATERIAL FACT: INFORMATION ON THE ISSUER'S TRANSACTIONS THAT ARE WORTH TEN OR MORE PER CENT OF THE ISSUER'S ASSETS

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyr (Dolgano-Nenets) Autonomous District, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5.The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/investor/information_disclosure/

2. Subject matter of the information
2.1. Type and subject of the transaction: ***Suretyship Agreement whereby MMC Norilsk Nickel (guarantee) makes commitments to Sberbank of Russia for the execution by OJSC Norilsk Combine of all its obligations under Bank Guarantee Agreement.*** 2.2. Transaction description, including civil rights and obligations provided, modified or terminated by the transaction: ***pursuant to Suretyship Agreement between MMC Norilsk Nickel and OJSC Sberbank of Russia, MMC Norilsk Nickel makes commitments to Sberbank of Russia for the execution by OJSC Norilsk Combine of all its obligations under Bank Guarantee Agreement. Bank guarantee is issued to the benefit of OGK-3 shareholders to guarantee the execution of obligations by OJSC Norilsk Combine with respect to the buy-back of OGK-3 shares. The maximum amount of the bank guarantee is RUB 115,075,968,329.52*** 2.3. Transaction performance period, involved parties and beneficiaries, transaction value in monetary units and as percentage of the Issuer's assets: transaction performance period: ***commitments are terminated either after OJSC Norilsk Combine fulfills all obligations under Bank Guarantee Agreement or MMC Norilsk Nickel fulfills obligations under Suretyship Agreement ;*** party to the transaction: ***Sberbank of Russia*** the maximum amount of the bank guarantee***: RUB 115,075,968,329.52*** percentage of the Issuer's assets: ***31.74%*** 2.4. Value of the Issuer's assets at the last reporting date (quarter, year) preceding the transaction (agreement) date, as presented in the accounting reports prepared under the law of the Russian Federation: ***value of the Issuer's assets at 31.12.2006: RUB 362,587,208 thousand.*** 2.5. Transaction (agreement) date: ***13.04.2007;*** 2.6. Information on transaction approval (for a major or interested party transaction): 2.6.1. Transaction type (major transaction, interested party transaction; major interested party transaction): ***major transaction*** 2.6.2. The Issuer's governing body that adopted the resolution on transaction approval: ***The Board of Directors of MMC Norilsk Nickel*** 2.6.3. The date of the resolution on transaction approval: ***April 12, 2007*** 2.6.4. Date and No. of the protocol of the authorized governing body's meeting when the resolution on transaction approval was passed: ***April 12, 2007, protocol No. 10-пр-сд.***

Representative of MMC Norilsk Nickel *(Power of Attorney No. ГМК-115/70-нт of December 27, 2006)*	*Usanov D.A.*
Chief Accountant of MMC Norilsk Nickel	*Lisitsyna L.V.*
April 16, 2007	

END